July 26, 2010

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:           Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303
Buffalo Balanced Fund (S000022450)
Buffalo China Fund (S000014638)
Buffalo Growth Fund (S000022454)
Buffalo High Yield Fund (S000022451)
Buffalo International Fund (S000019058)
Buffalo Large Cap Fund (S000022452)
Buffalo Micro Cap Fund (S000006555)
Buffalo Mid Cap Fund (S000006556)
Buffalo Science & Technology Fund (S000006557)
Buffalo Small Cap Fund (S000022453)

Dear Ms. Browning:

This correspondence is being filed in response to your oral comments and suggestions of July 19, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 26 to its registration statement.  PEA 26 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on May 27, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Buffalo Balanced Fund, the Buffalo China Fund, the Buffalo Growth Fund, the Buffalo High Yield Fund, the Buffalo International Fund, the Buffalo Large Cap Fund, the Buffalo Micro Cap Fund, the Buffalo Mid Cap Fund, the Buffalo Science & Technology Fund and the Buffalo Small Cap Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Prospectus – Summary Section – All Funds

1.	Staff Comment: Please remove the ticker symbol from the summary section for each Fund, as this information is required on the cover page of the prospectus only.

Response: The Trust responds by making the requested revision.

2.
Staff Comment: Please revise the sentence immediately preceding the “Fees and Expenses of the Fund” table to read as follows, per the exact language stated in Item 3 of Form N-1A: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.”

Response: The Trust responds by making the requested revision.

3.
Staff Comment: Please revise the first sentence of the paragraph immediately preceding the “Example” table to read as follows, per the exact language stated in Item 3 of Form N-1A: “This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.”

Response: The Trust responds by making the requested revision.

4.
Staff Comment: Please remove the following footnote from the “Fees and Expenses of the Fund” table for any Fund that does not have acquired fund fees and expenses (“AFFE”) that cause the total annual fund operating expenses in the table to differ from the ratio of expenses to average net assets given in the Fund’s financial highlights: “The Total Annual Fund Operating Expenses for the Balanced Fund do not correlate to the ratio of expenses to average net assets listed in the Fund’s financial highlights, which reflects the operating expenses of the Fund and does not include the amount of the Fund’s proportionate share of the fees and expenses of other investment companies in which the Fund invests.”

Response: The Trust responds by stating supplementally that all Funds, except the China Fund, had AFFE equal to or greater than 0.01% of such Fund’s average net assets as of March 31, 2010.  Accordingly, the “Fees and Expenses of the Fund” tables for those funds have been revised to include AFFE as a separate line item and include the applicable footnote.

5.
Staff Comment: The Staff notes that the Other Expenses shown in the “Fees and Expenses of the Fund” table for each Fund appear to be relatively low compared to industry standards.  Please confirm that the Other Expenses numbers are accurate.

Response: The Trust responds by stating supplementally that the number shown for each Fund’s Other Expenses is accurate.

6.	Staff Comment: Please confirm whether any of the Funds have contractual or voluntary fee waivers or expense reimbursements.

Response: The Trust responds by stating supplementally that none of the Funds are subject to contractual or voluntary fee waivers or expense reimbursements.

7.
Staff Comment: Please review the disclosure provided pursuant to Item 4 of Form N-1A with respect to each Fund’s principal investment strategies, and make revisions, if necessary, to ensure that all strategies are also discussed in the parallel disclosure provided pursuant to Item 9 of Form N-1A.

Response: The Trust responds by making the following revisions: (a) adding the ability to invest in ADRs to the Item 9 disclosure for the Balanced Fund; (b) adding the ability to invest in warrants, rights, other investment companies and ETFs to the Item 9 disclosure for the China Fund; and (c) adding the ability to invest in ADRs to the Item 9 disclosure for the Large Cap Fund.

8.
Staff Comment: For each Fund that contains applicable disclosure, please revise the paragraph immediately preceding a Fund’s performance bar chart as follows: (a) remove the statement that the returns of additional indexes of securities with characteristics similar to those that the Fund typically holds; and (b) remove the statements that the Fund was created pursuant to a reorganization, is the successor to a predecessor fund, and that performance information included reflects the performance of the predecessor Balanced Fund for periods prior to its reorganization; and (c) with respect to the Buffalo Growth Fund, please also remove the reference to the predecessor fund’s investment strategy and the change to the Fund’s investment strategy subsequent to the reorganization.  These disclosures may be moved to a location in the Fund’s prospectus that is outside of the summary section.

Response: With respect to the Staff’s comment 8(a), the Trust responds respectfully by noting that Instruction 2(b) to Item 4(b)(2) of Form N-1A allows the addition of information for one or more other indexes, in addition to the broad-based market index, and further provides that if an additional index is included pursuant to Instruction (6) to Item 27(b) of Form N-1A, a fund must disclose information about the additional index in the narrative explanation accompanying the bar chart and table.  The Trust respectfully believes that the applicable disclosure be maintained as written, as it is responsive to Instruction 2(b) to Item 4(b)(2).

With respect to the Staff’s comments 8(b) and 8(c), the Trust responds by making the requested revision.

9.
Staff Comment: For each Fund showing a change in primary benchmark index since the Funds’ prior prospectus, please move related disclosure that currently appears below the Average Annual Total Returns table to the narrative disclosure preceding the performance bar chart.

Response: The Trust responds by making the requested revision.

10.
Staff Comment: Please move the disclosures with respect to after-tax returns for each Fund so that the disclosure appears as a second paragraph to the narrative disclosure immediately preceding the Fund’s performance bar chart.

Response: The Trust responds by making the requested revision.

11.	Staff Companies: Please eliminate the use of general open-ended terms (e.g., “including, but not limited to,” “such as,” “various,” and “other”) in the description of the Funds’ investment strategies.

Response: The Trust responds by making the requested revisions.

12.
Staff Comment: With respect to any Fund that has both an 80% policy of investing in a particular type of security (such as domestic securities), and also has disclosure stating that the Fund may invest up to 25% of its assets in ADRs, please revise the Fund’s strategy with respect to investments in ADRs to the extent that it conflicts with such Fund’s 80% test.

Response: The Trust Responds by revising the applicable disclosure for the Large Cap Fund, Mid Cap Fund, Science & Technology Fund, Small Cap Fund and Micro Cap Fund to state that each of these Funds may invest up 20% of its net assets in ADRs.

13.
Staff Comment: With respect to the Funds that have names that suggest investment in companies of a certain market capitalization size, please ensure that the principal investment strategy disclosure for the Funds states the specific range of capitalizations in which the Fund may invest.

Response: The Trust responds by confirming supplementally that the principal investment strategies disclosures for Large Cap Fund, Mid Cap Fund, Small Cap Fund and Micro Cap Fund contain the specific range of market capitalizations for companies in which the Funds may invest.

Prospectus – Summary Section – Buffalo Balanced Fund

14.	Staff Comment: Please include disclosure with respect to any limitations on duration or average weighted maturity that will apply to the Balanced Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the Balanced Fund’s principal investment strategies in this section:

“The Fund maintains a flexible investment policy which allows it to invest in debt securities with varying maturities.  However, it is anticipated that the dollar-weighted average maturity of debt securities that the Fund purchases will not exceed 15 years and that the average maturity of all securities that the Fund holds at any given time will be 10 years or less.”

15.	Staff Comment: Please include disclosure with respect to any limitations on credit quality that will apply to the Balanced Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the Balanced Fund’s principal investment strategies in this section:

“The Fund will not purchase a debt security that is rated less than Caa/CCC by Moody’s or S&P, respectively, and will only purchase an unrated debt security if the Advisor believes that the security is of at least B quality, subject to a limitation that the Fund may not hold more than 20% of its net assets in debt securities that are rated less than B or that are unrated.”

16.	Staff Comment: Please include disclosure with respect to any limitations on principal interest or reset terms that will apply to the Balanced Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the Balanced Fund’s principal investment strategies in this section:

“The Fund has no limitations on principal, interest or reset terms on debt securities it holds.”

Prospectus – Summary Section – Buffalo China Fund

17.
Staff Comment: Given the Fund’s ability to invest in exchange traded funds (“ETFs”), please include a line item in the China Fund’s “Fees and Expenses of the Fund” table for Acquired Fund Fees and Expenses (“AFFE”), if such expenses exceed 0.01%.

Response: The Trust responds by stating supplementally that the China Fund had AFFE of less than 0.005% for the Fund’s fiscal year ending March 31, 2010.  Accordingly, no such line item has been included in the China Fund’s Fees and Expenses of the Fund table.

18.	Staff Comment: Please clarify whether the China Fund’s investments in other investment companies are limited to exchange traded funds (“ETFs”).

Response: The Trust responds by revising the applicable disclosure to indicate that the Fund may invest in other investment companies, including, but not limited to, ETFs.

19.	Staff Comment: Please include in the discussion of the China Fund’s principal investment strategies any limitations on the capitalization of companies in which the Fund may invest.

Response: The Trust responds by adding disclosure to the discussion of the China Fund’s investment strategies provided pursuant to Items 4 and 9 of Form N-1A to clarify that  the Fund may invest in China Companies of any size.

20.
Staff Comment: Please consider revising the following statement using plain English: The China Fund also is authorized to make equity investments in the form of equity-linked notes or swap agreements designed to provide the Fund with investment exposure to equity securities of China Companies (although these investments are limited to 30% of the Buffalo China Fund’s net assets).

Response: The Trust responds by revising the applicable disclosure to read as follows:

“The China Fund may also invest indirectly in China Companies through equity-linked notes or swap agreements, although these investments are limited to 30% of the Buffalo China Fund’s net assets.”

21.
Staff Comment: With respect to the statement that in addition to the China Fund’s main investments, the Fund may invest up to 20% of its net assets in securities of companies that do not qualify as China Companies, but which the portfolio managers expect to benefit from developments in the Chinese economy, please revise to clarify whether this 20% basket will include domestic companies, foreign companies, or both.

Response: The Trust responds by revising the applicable statement to note that the 20% basket may include both domestic and foreign securities.

22.
Staff Comment: With respect to the China Fund’s ability to invest up to 20% of the Fund’s net assets in debt securities, the Staff suggests that the Trust consider whether this is a principal strategy of the Fund, and if not, remove this disclosure to a separate section of the Prospectus regarding the Fund’s non-principal strategies, or alternatively to the Fund’s Statement of Additional Information (“SAI”).

Response: The Trust responds by removing this disclosure outside of the Summary Section, and by revising the disclosure to state that this is a non-principal strategy of the Fund.

23.	Staff Comment: Please re-order the list of the China Fund’s Principal Risks so that the risks related to investments in China Companies appears first.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Buffalo High Yield Fund

24.	Staff Comment: Please revise the High Yield Fund’s investment objective using present tense.

Response: The Trust responds by revising the statement of the High Yield Fund’s investment objective to read as follows: “The investment objective of the Buffalo High Yield Fund (“High Yield Fund” or the “Fund”) is current income, with long-term growth of capital as a secondary objective.”

25.	Staff Comment: Please include disclosure with respect to any limitations on duration or average weighted maturity that will apply to the High Yield Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the High Yield Fund’s principal investment strategies in this section:

“The Fund maintains a flexible investment policy which allows it to invest in debt securities with varying maturities.  However, it is anticipated that the dollar-weighted average maturity of debt securities that the Fund purchases will not exceed 15 years and that the average maturity of all securities that the Fund holds at any given time will be 10 years or less.”

26.	Staff Comment: Please include disclosure with respect to any limitations on credit quality that will apply to the High Yield Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the High Yield Fund’s principal investment strategies in this section:

“The lowest rated debt security that the Fund will hold is D quality (defaulted securities).  Although the Fund will not purchase D quality debt securities, the Fund may continue to hold these securities and will sell them at the Advisor’s discretion.”

27.	Staff Comment: Please include disclosure with respect to any limitations on principal interest or reset terms that will apply to the High Yield Fund’s investments in debt securities.

Response: The Trust responds by adding the following disclosure to the discussion of the High Yield Fund’s principal investment strategies in this section:

The Fund has no limitations on principal, interest or reset terms on debt securities it holds.

28.
Staff Comment: With respect to the High Yield Fund’s ability to invest in U.S. Government Obligations, please list the specific agencies/issuers that apply, as well as the attendant risks that apply to the specific agencies/issuers.  Please also revise the related risk disclosure to address the risks related to securities issued by such agencies.

Response: The Fund invests in U.S. Treasury securities with maturities of 60 days or less.  Additionally, the Fund may invest in U.S. Government money market funds.

29.
Staff Comment: The Staff suggests that the Trust consider whether the High Yield Fund’s ability to invest in equity securities is a principal or non-principal strategy of the Fund.  If this is a non-principal strategy, please move the related disclosure to a location in the Prospectus outside of the Summary Section, or alternatively, remove this disclosure to the SAI.

Response: The Trust responds by removing the disclosure from the Prospectus as investments in equity securities is a non-principal investment strategy.

30.
Staff Comment: The Staff believes that the High Yield Fund’s ability to invest 5% of its assets in ADRs is not a principal strategy of the Fund, and as a result this disclosure should be removed to the SAI.

Response: The Trust responds by removing the applicable disclosure from the Prospectus.

31.	Staff Comment: Please re-order the list of the High Yield Fund’s Principal Risks so that the risks related to investments in high yield debt securities appears first.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Buffalo International Fund

32.
Staff Comment: With respect to the discussion of the principal investment strategies of the Buffalo International Fund, the Staff has expressed concern regarding the definition of the types of issuers in which the Fund invests given the use of the term “International” in the Fund’s name.  The Staff suggests including a requirement that at least 40% of the Fund’s assets be invested in foreign securities or securities of a U.S. companies whose revenue or operating income is derived from outside of the U.S.

Response: The Trust responds by stating it that has given the Staff’s comment and concerns thoughtful consideration.  The Fund’s investment strategy states that the Fund will invest primarily in equity securities of established companies that are economically tied to various countries throughout the world (excluding the U.S.).  The Trust notes, supplemetally, that the Fund’s investment adviser intends to invest in securities of such companies economically tied to at least seven countries at any given time.  For purposes of the International Fund’s investments, the Fund defines “foreign securities” as those securities issued by companies: (a) that are organized under the laws of, or with a principal office in, a country other than the U.S. and issue securities for which the principal trading market is in a country other than the U.S.; or (b) that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a country other than the U.S., or have at least 50% of their assets in a country other than the U.S.  Accordingly, the Trust respectfully submits that the Fund’s investment strategy as currently written requires the Fund to invest at all times a substantial amount of the Fund’s portfolio in international investments.  The Trust is open to further discussion with Staff on this point.

33.	Staff Comment: Please confirm whether the statement that the International Fund will invest in foreign currencies is correct.

Response: The Trust responds by confirming supplementally that the International Fund may invest in foreign currencies.

Prospectus – Summary Section – Micro Cap Fund

34.
Staff Comment: Please clarify why the median capitalization of companies in the Russell 2000 Index is an appropriate measure for the Micro Cap Fund’s market capitalization given the size of companies currently included in the Russell 2000 Index.

Response: The Fund’s primary objective is to invest in microcap companies, and generate long-term growth of capital.  The Fund considers a company micro-cap if, at time of purchase by the Fund, it has a market capitalization less than or equal to (1) $600 million, or (2) the median capitalization of companies in the Russell 2000 Index, whichever is greater.  One way to help delineate the upper end of the Fund’s microcap investment universe in a rising market is to reference the median capitalization of the Russell 2000 Index.  The Russell 2000 Index consists of the smallest 2,000 securities in the Russell 3000 Index.  Furthermore, by referencing the median capitalization of companies in the Russell 2000 Index, it signals the upper limit of the Fund’s investment universe, in terms of market capitalization, is the smallest 1000 companies in this Index.  In the investment adviser’s opinion, this subset of companies is reflective of what is commonly referred to as a  “microcap” company.

Prospectus – Summary Section – Science & Technology Fund

35.
Staff Comment: Please rephrase the following statement to clarify the range of market capitalizations of companies in which the Science & Technology Fund may invest using plain English: “The Fund’s investments may range from small-cap companies that are developing new technologies to large, blue chip firms with established track records of developing, producing or distributing products and services in the science and technology industries.”

Response: The Trust responds by revising the applicable statement to read as follows: “The Science & Technology Fund normally invests at least 80% of its net assets in domestic common stocks of companies whose securities may increase in value due to the development, advancement or use of science and technology.  The Fund may also invest in companies whose securities are likely to appreciate in value as a result of their use of science and/or technology advancements even if those companies are not directly involved in the specific research and development of the advance.  Science and technology companies are those who, in the opinion of KCM, the Fund's investment advisor, are engaged in the pursuit and practical application of knowledge to discover, develop and commercialize products, services or intellectual property to solve problems, increase productivity, improve efficiency or better the quality and ease of life.  The types of companies in which the Fund may invest range across industries and all market capitalizations and include, for example companies which could implement technological advances as a means of significant cost savings or technology-centered companies which develop industry leading advantages.  Some of the industries likely to be represented in the Fund's portfolio are: electronics, including hardware, software and components, communications; E-commerce; information services; media; life sciences and healthcare; environmental services, chemicals and synthetic materials; defense and aerospace; industrials and energy services.  While the Fund's investments will consist primarily of domestic securities, the Fund may invest up to 20% of its net assets in sponsored or unsponsored ADRs and securities of foreign companies that are traded on U.S. stock exchanges.”

36.
Staff Comment: Please include an expanded discussion of how the Fund defines a company as a “Science & Technology” related company, including any applicable test the investment advisor uses to determine whether a company qualifies for the Fund’s 80% basket of Science & Technology companies.

Response: The Trust responds by including the expanded discussion as shown in the response to comment 35 above.

Prospectus - Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation

37.
Staff Comment: Please remove the following disclosure under the sub-heading “Purchase and Sale of Fund Shares,” as it is not required by Item 6 of Form N-1A: “Purchases, exchanges and redemptions by telephone are only permitted if you previously established these options on your account.  Investors who wish to purchase, exchange or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.”

Response: The Trust responds by making the requested revision.

38.	Staff Comment: The Staff notes that the term “Funds” has not been defined prior to its first use in the paragraph under the sub-heading “Tax Information.”

Response: The Trust responds by revising the applicable paragraph to remove the use of the term “Funds,” as follows: “Fund distributions may be subject to federal income tax and may be taxed as ordinary income or capital gains.”

39.
Staff Comment: Please delete the words “or financial advisor” from the first sentence under the “Payments to Broker-Dealers and Other Financial Intermediaries” sub-heading, as this is not the language required by Item 8 of Form N-1A.

Response:  The Trust responds by making the requested revision.

Prospectus - Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings - Principal Investment Strategies – Buffalo China Fund

40.
Staff Comment: In the paragraph beneath the bullet points, please explain the following sentence: “The China Fund also is authorized to make equity investments in the form of equity-linked notes or swap agreements designed to provide the Fund with investment exposure to equity securities of China Companies (although these investments are limited to 30% of the Buffalo China Fund’s net assets).”

Response: The Trust responds by revising the applicable disclosure to read as follows: The China Fund may also invest indirectly in China Companies through equity-linked notes or swap agreements, although these investments are limited to 30% of the Buffalo China Fund’s net assets.  The Fund’s China Company portfolio securities are typically listed and traded in China (on the Shanghai and Shenzhen stock exchanges) and Hong Kong (on the Hong Kong Stock Exchange), but the Fund is authorized to invest in China Companies traded on any recognized securities exchange, including U.S., Taiwan or Singapore exchanges.

The Buffalo China Fund’s indirect investments in China Company through equity-linked notes or swap agreements may be used as tools through which the Fund may indirectly benefit from Class A shares or other specific Chinese securities or markets.  Only Chinese residents and foreign funds with a specific quota from the Chinese government can invest directly in China’s Class A share market.  For non-China residents and foreign funds, only extremely large financial institutions designated as "qualified foreign institutional investors" ("QFFI") are able to obtain a Class A share quota.  The QFFI designation is granted by the government of China to institutions evaluated as extremely reputable, creditworthy, large and well-established.  QFFI hold Class A Shares directly and allow investors, such as the China Fund, to invest indirectly in the Class A shares through synthetic instruments.  The risks of the synthetic instruments issued QFFI are similar to those of any synthetic instrument, as well as the risks of investing in China Companies, which are described in more detail under "Principal Risk Factors," below.

Prospectus – Shareholder Information – How Share Price Is Determined

41.	Staff Comment: Please begin a new paragraph in the middle of the third paragraph under this heading, starting that the sentence that begins “When market quotations are not readily available…”

Response: The Trust responds by making the requested revision.

Statement of Additional Information

42.	Staff Comment: Please confirm that all principal strategies, as included in the Prospectus, as well as any non-principal strategies of the Funds, are covered in the SAI.

Response: The Trust responds by stating supplementally that all principal and non-principal strategies of the Funds are included in the SAI.

43.	Staff Comment: Please revise the italic paragraph on page B-2 of the SAI to clarify that “additional investment strategies” are non-principal strategies of the Funds.

Response: The Trust responds by revising the applicable disclosure to read as follows: “Below you will find descriptions of each Fund’s principal investment objective(s) and strategies.  Following the Fund descriptions, you will find a more detailed description of the Funds’ investments and their associated risks, with the Funds’ principal investment strategies and policies listed first, followed by additional non-principal investment strategies and policies used by the Funds to achieve their investment objectives.”

44.
Staff Comment: The Staff suggests that the Trust move the sub-heading “Principal Investment Strategies, Policies and Risks” to a location prior the description of the Funds on page B-2 of the SAI, as the Fund descriptions are discussions of the principal strategies.

Response: The Trust responds by revising the sub-heading “Description of the Funds” on page B-2 to read “Description of the Principal Investment Strategies of the Funds,” and also by revising the sub-heading “Principal Investment Strategies, Policies and Risks” on page B-6 to read “Additional Information about the Funds’ Principal Investment Strategies, Policies and Risks.”

45.
Staff Comment: Please state whether the Funds may invest in reverse repurchase agreements.  If so, please include appropriate disclosure in the SAI, including a limitation of such investments to 33 1/3% of a Fund’s assets.

Response: The Trust responds by stating supplementally that none of the Funds currently invest in, nor do they plan on investing in, reverse repurchase agreements.

46.
Staff Comment: The Staff suggests that the Trust revise the Funds’ non-fundamental investment restriction with respect to investments in illiquid securities to state that a Fund may not “hold,” rather than “invest,” more than 15% of its net assets in illiquid securities.  If not, please revise the non-fundamental investment restriction to explain how a Fund will take measures to get back below the 15% limit if its holdings in illiquid securities increase to a size above the 15% after purchase.

Response: The Trust responds by adding the following disclosure to the non-fundamental limitation concerning illiquid securities: “in the event that a Fund’s holdings in illiquid securities exceeds 15% of its net assets due to market factors, the Fund will make such adjustments necessary to reduce its holdings in illiquid securities to comply with the 15% limitation.”

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds